December 2, 2011

Via EDGAR

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Coach, Inc.
Form 10-K for the Fiscal Year Ended July 2, 2011
Filed August 19, 2011
Form 8-K
Filed August 2, 2011
File No. 001-16153

Dear Ms. Jenkins:

Thank you for your November 17 letter to Coach, Inc. setting forth the Commission’s comments to our Form 10-K for the fiscal year ended July 2, 2011 and our Form 8-K filed August 2, 2011.  This letter is being furnished on behalf of Coach, Inc., in response to the Commission’s comments.  As used in this letter, “we,” the “Company” and “Coach” refer to Coach, Inc. unless the context requires otherwise.

For your convenience, we have set forth the text of the Staff’s comments in full followed by our responses.

Form 10-K for the Fiscal Year Ended July 2, 2011
Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Significant Accounting Policies – Revenue Recognition, page 50

1.
We note your disclosure that you estimate the amount of gift cards that will not be redeemed and record such amounts as revenue over the performance obligation period. Please provide us with, and in future filings confirm you will disclose, the typical performance obligation periods associated with your gift cards and your policy for recognizing breakage income when gift cards have no expiration date, if applicable.

516 WEST 34TH STREET NEW YORK, NY 10001  TELEPHONE 212 629 2240

Securities and Exchange Commission
December 2, 2011

Response:

Similar to many retailers, the Company utilizes gift cards to provide an alternative to our customers in their purchasing and gift giving decisions.  Currently the Company only issues gift cards with no stated expiration dates.  In general, we experience an approximate redemption rate of 95% within the first two years after issuance of our gift cards.  For the fiscal years ended July 2, 2011, July 3, 2010, and June 30, 2009, the amounts we recorded in gift card breakage income within net sales represented less than 0.02% of the Company’s net sales in each respective fiscal year.

The Company believes gift card breakage income is immaterial, however, in order to enhance an investor’s understanding of our gift card breakage income, we will modify our disclosure in future Annual Reports on Form 10-K as follows (modifications noted in italics):

“Revenue associated with gift cards is recognized upon redemption. The Company estimates the amount of gift cards that will not be redeemed, based on historical redemption patterns, and records such amounts as revenue over the approximate two year period of the performance obligation.  Revenue associated with gift card breakage is not material to the Company’s net operating results.”

The Company will monitor gift card breakage income, and consider further expansion of the disclosure in future filings if the amount becomes material.

Selling, General and Administrative Expenses, page 50

2.
We note that you record costs such as warehousing and order fulfillment as a component of selling, general and administrative expenses. In order to enhance an investor’s understanding of your distribution costs, please confirm in future Exchange Act filings you will (i) quantify such costs that are not recorded within cost of goods sold in your financial statements and (ii) clarify in management’s discussion and analysis that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others, like you, exclude a portion of them from gross margin.

Securities and Exchange Commission
December 2, 2011

Response:

The Company notes that warehousing and order fulfillment costs for the fiscal years ended July 2, 2011, July 3, 2010, and June 30, 2009, represented less than 1.6% of net sales and less than 3.7% of total selling, general and administrative expenses in each respective fiscal year.  The Company believes separate disclosure of these costs is not material to our operating results. In addition, we note that the majority of our peers in the industry do not quantify their warehousing and order fulfillment costs in Exchange Act filings, and, although the disclosure is not material, we believe we may subject ourselves to potential competitive harm with voluntary disclosure.  The Company currently includes a description of the nature of the costs that are included in cost of sales and those included in selling, general and administrative expenses. Therefore, the Company does not plan to quantify warehousing and order fulfillment costs in future Exchange Act filings. The Company will monitor warehousing and order fulfillment costs, and include quantification in future filings if the disclosure becomes material.

We confirm in future Exchange Act filings we will clarify in management’s discussion and analysis that our gross margins may not be comparable to those of other entities, due to the fact that some entities include all of the costs related to their distribution network in cost of goods sold and we exclude a portion of them from gross margin. Since there is diversity across the industry in how entities record such costs, we agree this information is useful to investors.

We will modify management’s discussion and analysis in future Annual Reports on Form 10-K to include the following disclosure:

“Coach, similar to some companies, includes certain costs related to our distribution network in selling, general and administrative expenses rather than in cost of sales; for this reason, our gross margins may not be comparable to that of entities that include all costs related to their distribution network in cost of sales.”

Form 8-K filed August 2, 2011

3.
We note that you have presented an alternative income statement which excludes certain items recorded in your GAAP-basis Statements of Income. This represents a full non-GAAP income statement which does not appear to be consistent with Regulation G. Please confirm in future Exchange Act filings you will remove such presentation or tell us why you believe it is appropriate. For additional guidance, refer to Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Securities and Exchange Commission
December 2, 2011

Response:

We understand that Question 102.10 of the Compliance & Disclosure Interpretations on non-GAAP financial measures states that, in general, it is not appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures due to the fact that such presentation may attach undue prominence to the non-GAAP information Our interpretation of this guidance is that the restriction on such presentation is not absolute, and may be deemed appropriate under certain circumstances.  We carefully considered the guidance and believe our comprehensive presentation, accompanied by our discussion of the items affecting comparability within our Form 8-K, provided clarity and transparency to investors in a manner that could be easily understood and which did not attach undue prominence to the non-GAAP information.

As noted in our Form 8-K filed August 2, 2011, during the third quarter of fiscal 2011, the Company recorded certain items which affected the comparability to prior year operating results. They included a favorable settlement of a multi-year tax return examination, which decreased Coach’s provision for taxes by $16 million. In addition, the Company made contributions of $21 million to the Coach Foundation, and $5 million to the Japanese Red Cross, respectively. Together these contributions totaled $26 million pre-tax, impacting selling, general and administrative expenses by that amount, and precisely offsetting the benefit of the tax settlement to net income and earnings per share.

While we utilized a presentation that included an alternative income statement, we intentionally did not give undue prominence to the adjusted, non-GAAP measures. We believe the GAAP information receives greater prominence due to its earlier placement in the filing. Additionally, our Form 8-K clearly described the nature of our adjusted measures. Our intent in utilizing such presentation was to provide clarity to investors of the impact of these items which affected comparability.  These items impacted several individual lines of our Condensed Consolidated Statements of Income, and we believe that our presentation was beneficial to investors in assessing and understanding our year-over-year operating results. We believe that our comprehensive presentation helps the reader understand the context of the adjustments, in relation to our GAAP financial information, and importantly, also in relation to the other adjustments.

Securities and Exchange Commission
December 2, 2011

In conclusion, we carefully considered the guidance in Regulation G, and specifically that contained in Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures, and we believe our comprehensive presentation was not misleading, did not attach undue prominence to the non-GAAP information, provided a clear and understandable reconciliation to investors, and was appropriate under the circumstances.

As requested in the comment letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments on the above referenced documents as originally filed, and we will comply with the comments received in all future filings, as applicable.  We will be pleased to respond promptly to any requests for additional information.  If you have any further questions, please do not hesitate to call me directly at (212) 629-2240.

Sincerely, /s/ Jane Nielsen Jane Nielsen Executive Vice President and Chief Financial Officer

cc:

Ms. Jamie Kessel, Staff Accountant - SEC Division of Corporation Finance
Mr. Brian Bhandari, Branch Chief – SEC Division of Corporate Finance
Mr. Lew Frankfort, Chairman and Chief Executive Officer of Coach, Inc.
Mr. Todd Kahn, Executive Vice President and General Counsel of Coach, Inc.